Maven Curation Inc.

Financial Statements

For the fiscal year ended December 31, 2021

Company Formation Date: March 24, 2021

(Unaudited)

Maven Curation

12/31/21

Balance Sheet	2021 current year
Assets	
Current Assets:	
Cash	$195.31
Total current assets	$195.31
Total Assets	**$195.31**
Liabilities	
Current liabilities:	
Accounts payable	$0.00
Total current liabilities	$0.00
Short-term Debt	$14,500.00
Total Liabilities	**$14,500.00**
Shareholder's Equity	
Capital Stock (10,000,000 shares authorized, 8,000,000 issued and outstanding at $0.00001 par value, 1,500,000 issued and outstanding at $0.0001 par value.	$230.00
Retained Earnings	-$14,534.69
Shareholder's Equity	**-$14,304.69**
Total Liabilities & Shareholder's Equity	**$195.31**

Maven Curation

12/31/21

Income Statement	2021 current year
Operating Income	
Revenue	$0.00
Gross Profit	**$0.00**
Operating Expenses	
Advertising	$1,252.76
Contract Labor	$7,097.70
Meals & Entertainment	$350.14
Office Expenses & Postage	$4,074.58
Other Expenses	$1,609.51
Salaries & Wages	$150.00
Net Income	**-$14,534.69**

Maven Curation

12/31/21

Statement of Cashflows	2021 current year
Cash Flows from operating activities	
Net Income (Loss)	-$14,534.69
Net Cash Flows from Operating Activities	**-$14,534.69**
Cash Flows from financing activities	
Proceeds from Short Term Debt	$14,500.00
Sale of Common Stock	$230.00
Net Cash Flows from financing Activities	**$14,730.00**
Cash at Beginning of Period	**$0.00**
Net Increase (Decrease in Cash)	**$195.31**
Cash at End of Period	**$195.31**

Maven Curation

12/31/21

<table>
<tr><td colspan="7">Statement of Shareholders Equity</td></tr>
</table>

	Common Stock, $0.00001 Par		Common Stock, $0.0001 Par			
	Shares	**Amount**	**Shares**	**Amount**	**Retained Earnings**	**Total**
Beginning Balance, March 24, 2021	-	-	-	-	-	-
Contributions	8,000,000	$80.00	1,500,000	$150.00	$0.00	$230.00
Net Income	-	-	-	-	-$14,534.69	-$14,534.69
Ending Balance, December 31, 2021	8,000,000	$80.00	1,500,000	$150.00	-$14,534.69	-$14,304.69

Maven Curation, Inc.
Notes to the Financial Statements
Fiscal Year Ended December 31, 2021

1. ORGANIZATION AND PURPOSE

Maven Curation, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a consumer platform and derives revenue from service fees and subscriptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 202, the Company's cash position includes its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and the formation of an equity incentive plan.

e) Short-term Loan

The short-term loan taken in 2021 was personally financed by Niina Al-Hassan, the Founder & CEO of Maven Curation, and carries no interest or specific repayment date.